02 OCT 21 AM 9:21

![Morgan]

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

16th October 2002

02055505

Office of International Corporate Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Enclosure

dlw 10/28

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:44 16 Oct 2002
Number	5782C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/c 775245 1,017,287 shares; HSBC Global Custody Nominee (UK) Ltd 754612 250,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 360509 280,026 shares; HSBC Global Custody Nominee (UK) Ltd A/c 357206 4,637,663 shares; HSBC Global Custody Nominee (UK) Ltd A/c 130007 250,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 866203 202,400 shares; HSBC Global Custody Nominee (UK) Ltd A/c 747381 351,000 shares.

5) Number of shares/amount of stock acquired:
480,000 shares

6) Percentage of issued class:
0.21%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
14th October 2002

11) Date company informed:
Faxed letter dated 15/10/02 received 16/10/02

12) Total holding following this notification:
6,988,376 shares

13) Total percentage holding of issued class following this notification:
3.01%

14) Any additional information:

Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
16th October 2002

END

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:05 17 Oct 2002
Number	6203C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares;
HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 19,570 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 14,910 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887577 17,100 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887589 16,750 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887590 15,600 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 12,180 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 247,436 shares; Sun Life International (IOM) Ltd A/C SLI 11 3,001,500 shares; Chase Nominees Ltd A/C BT01C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other Accounts 4,463,982 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868 3,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 904009 14,900 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845029 2,500,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,636,000 shares;
Axa Equity & Law Nominees Ltd A/C AXARE 200,000 shares; Citibank Crest: BA01F 175,000 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Letter dated 16/10/02 received 17/10/02

12) Total holding following this notification:
14,505,921 non-material; 16,169,271 material

13) Total percentage holding of issued class following this notification:
6.25% non-material; 6.97% material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
17th October 2002

END